Exhibit 99.(d-3)

February18, 2015

The Alger Funds

360 Park Avenue South

New York, NY 10010

Dear Sirs:

Fred Alger Management, Inc. (“FAM”) hereby agrees to waive fees owed to it by, or to reimburse expenses of, the Funds listed on Schedule A for the time period indicated. FAM will waive fees or reimburse expenses to the extent total operating expenses exceed the rate of average daily net assets indicated on Schedule A. This expense limitation does not include dividend expense on short sales, borrowing costs, interest, taxes, brokerage and extraordinary expenses.

FAM understands and intends that the Fund will rely on this agreement in preparing and filing its registration statements on Form N-1A and in accruing the Fund’s expenses for purposes of calculating net asset value and for other purposes.

This agreement may not be terminated during the time period indicated.  Subject to the expense limitation indicated, FAM may recoup from the Fund management fees it waives or expenses it reimburses, but only from fees it collects in the same year.

Please acknowledge acceptance on the enclosed copy of this letter.

Very truly yours,

Fred Alger Management, Inc.

/s/ Hal Liebes
By: Hal Liebes, EVP

Accepted by:
The Alger Funds

/s/ Hal Liebes
By: Hal Liebes, President

SCHEDULE A

Portfolio Name	Fiscal Year End	Expense Cap	Expense Cap Period End
Alger International Growth Fund Class I	October 31	1.15%	February 28, 2016
Alger International Growth Fund Class Z	October 31	0.89%	February 28, 2016
Alger Growth Opportunities Fund, Class A	October 31	1.60%	February 28, 2016
Alger Growth Opportunities Fund, Class C	October 31	2.25%	February 28, 2016
Alger Growth Opportunities Fund, Class I	October 31	1.35%	February 28, 2016
Alger Growth Opportunities Fund, Class Z	October 31.99%		February 28, 2016
Alger Capital Appreciation Fund, Class Z	October 31	0.97%	February 28, 2016
Alger Small Cap Growth Fund, Class Z	October 31	0.99%	February 28, 2016
Alger Growth & Income Fund, Class Z	October 31	0.95%	February 28, 2016